

UNITED STATES

SECURITIES ND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

July 21, 2010

Jeffrey E. Smith
Chairman and CEO
Ohio Valley Banc Corp
420 Third Ave
Gallipolis, Ohio 45631

Re: Ohio Valley Banc Corp
Form 10-K
Filed March 15, 2010
File No. 000-20914

Dear Mr. Smith:

We have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Advisor
Financial Services Group